Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-136117

PROSPECTUS SUPPLEMENT
(To Prospectus dated August 10, 2006)

PROSPECTUS SUPPLEMENT

CADIZ INC.

2,221,909 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF PRINCIPAL AND ACCRUED INTEREST ON AN OUTSTANDING CONVERTIBLE LOAN

This prospectus supplement relates to the offer and sale of up to 2,221,909 shares of common stock issuable upon the conversion of principal and interest under a $36.375 million, five year senior secured convertible loan (the “Loan”), as described on the cover page of the prospectus dated August 10, 2006, to which this prospectus supplement is attached.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

On April 16, 2008, Cadiz was advised that LC Capital Master Fund, Ltd. (“LC Capital”) had purchased the 90% interest of Peloton Multi-Strategy Master Fund, Ltd. (“Peloton Fund”) in that certain Credit Agreement providing for the Loan dated as of June 26, 2006 (as amended, the “Credit Agreement”) by and among Cadiz, Cadiz Real Estate LLC, the several lenders from time to time parties thereto and Peloton Partners LLP (“Peloton Partners”) as administrative agent.  LC Capital is an affiliate of Lampe Conway & Company LLC (“Lampe Conway”). Following the purchase by LC Capital of Peloton Fund’s interest in the Credit Agreement, Peloton Partners was replaced as administrative agent under the Credit Agreement by an affiliate of Lampe Conway.

This prospectus supplement amends portions of the prospectus in order to reflect the new owner of the convertible loan and the selling stockholder of the common stock being offered for sale under the prospectus.

SALES BY SELLING STOCKHOLDERS

THE SELLING STOCKHOLDER TABLE IN THE PROSPECTUS UNDER THE HEADING “SALES BY SELLING STOCKHOLDERS” IS HEREBY AMENDED AND REPLACED WITH THE FOLLOWING:

Name of Selling Shareholder	Securities Beneficially Owned Prior to the Offering (1)	Securities Offered for Sale	Securities Beneficially Owned After Offering (2)	Percentage Ownership After Offering (3)
LC Capital Master Fund, Ltd.	2,517,823(4)	1,999,719(5)	792,852	5.4%
Milfam II L.P.	191,663(6)	222,190(7)	-0-	0.0%
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(1)     Except as otherwise noted herein, the number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right.  The shares listed in this column include shares underlying the Loan which the selling stockholder has the right to acquire within 60 days of December 15, 2008.  Unless otherwise indicated in the footnotes, each person has sole voting and investment power, or shares such powers with his or her spouse, with respect to the shares shown as beneficially owned.

(2)     Assumes the sale of all shares of common stock offered hereby.  In the event that all or part of the Loan is converted prior its final maturity date, the number of shares that will actually be issued will be less than the number of shares being offered by this prospectus.

(3)     Based upon 12,440,304 shares of common stock of Cadiz outstanding as of December 15, 2008 and assumes the issuance, upon conversion of the Loan, of the maximum of 2,221,909 shares issuable upon conversion of the Loan.

(4)     LC Capital Master Fund, Ltd. is the holder of 90% of the Loan.

         Based upon a Form 4 filed on November 20, 2008 with the SEC by LC Capital Master Fund Ltd.

         Includes 600,852 shares of common stock beneficially owned as of November 20, 2008, including 288,000 shares acquired in our November 2008 private placement offering (“Private Placement”) and 312,852 shares of common stock beneficially owned immediately prior to the assignment and assumption of the Loan.  Includes 192,000 shares issuable upon the exercise of the Warrants acquired in the Private Placement.  Includes 561,455 shares of common stock issuable upon conversion of $10,190,419.04 in principal and interest under the Loan as of December 15, 2008 at a conversion rate of $18.15 per share and 1,163,516 shares of common stock issuable upon conversion of $26,877,230.22 in principal and interest under the Loan as of December 15, 2008 at a conversion rate of $23.10 per share (collectively, the Loan Shares”).

         Does not include 274,739 shares of common stock issuable upon conversion of a maximum of an additional $5,903,831.92 in interest which may accrue in favor of LC Capital Master Fund Ltd. during the term of the Loan.  Of the 274,739 shares of common stock, only 14,841 was beneficially owned by LC Capital Master Fund Ltd. as of December 15, 2008 as a result of common stock issuable upon conversion of $318,906.41 of interest which is the amount of interest which will have accrued within 60 days of December 15, 2008.

         LC Capital Master Fund Ltd. and/or its affiliates have designated Mr. Stephen E. Courter, a director of the Company, as their designee on our Board of Directors.

(5)     Includes 274,739 shares of common stock issuable upon conversion of a maximum of an additional $5,903,831.92 in interest which may accrue in favor of LC Capital Master Fund Ltd. during the term of the Loan.  Of the 274,739 shares of common stock, only 14,841 was beneficially owned by LC Capital Master Fund Ltd. as of December 15, 2008 as a result of common stock issuable upon conversion of $318,906.41 of interest which is the amount of interest which will have accrued within 60 days of December 15, 2008.

(6)     Milfam II L.P. is the holder of 10% of the Loan.

         Includes 62,383 shares of common stock issuable upon conversion of $1,132,268.79 in principal under the Loan as of December 15, 2008 at a conversion rate of $18.15 per share and 129,280 shares of common stock issuable upon conversion of $2,986,358.91 in principal under the Loan at a conversion rate of $23.10 per share.

         Does not include 30,527 shares of common stock which are registered hereby which is the number of shares of common stock issuable upon conversion of an additional $655,981.32 in interest which may accrue in favor of Milfam II L.P. during the term of the Loan.  Of the 30,527 shares of common stock, only 1,649 shares was beneficially owned by Milfam II L.P. as of December 15, 2008 as a result of common stock issuable upon conversion of $35,434.05 of interest, which is the amount of interest which will have accrued within 60 days of December 15, 2008.

         Based on a Schedule 13G filed on July 7, 2006 with the SEC, the 169,273 shares beneficially owned by Milfam II L.P. upon conversion of the Loan as of July 7, 2006, are included within a total of 619,574 shares shown as beneficially owned by Lloyd I. Miller, III as of July 7, 2006.  Mr. Miller is the manager of a limited liability company that is the general partner of Milfam II L.P.

(7)     Includes 30,527 shares of common stock which are registered hereby which is the number of shares of common stock issuable upon conversion of a maximum of an additional $655,981.32 in interest which may accrue in favor of Milfam II L.P. during the term of the Loan.  Of the 30,527 shares of common stock, only 1,649 shares was beneficially owned by Milfam II L.P. as of December 15, 2008 as a result of common stock issuable upon conversion of $35,434.05 of interest, which is the amount of interest which will have accrued within 60 days of December 15, 2008.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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The date of this prospectus supplement is December 30, 2008